UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Arvinas, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04335A105
(CUSIP Number)

October 1, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04335A105	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,916,310
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,916,310
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,310
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12		TYPE OF REPORTING PERSON (See Instructions) OO

*This percentage is calculated based upon 32,158,745 shares outstanding as of October 1, 2018, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on September 27, 2018.

CUSIP No. 04335A105	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,916,310
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,916,310
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,310
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12		TYPE OF REPORTING PERSON (See Instructions) IA

*This percentage is calculated based upon 32,158,745 shares outstanding as of October 1, 2018, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on September 27, 2018.

CUSIP No. 04335A105	SCHEDULE 13G	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 762,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 762,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.37%
12		TYPE OF REPORTING PERSON (See Instructions) IA

*This percentage is calculated based upon 32,158,745 shares outstanding as of October 1, 2018, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on September 27, 2018.

CUSIP No. 04335A105	SCHEDULE 13G	Page 5 of 8 Pages

Item 1.	(a) Name of Issuer:
Arvinas, Inc.
(b) Address of Issuer’s Principal Executive Offices:
5 Science Park
395 Winchester Ave.
New Haven, CT 06511

Item 2.	(a) Name of Person Filing:
This Schedule 13G is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP VI LLC (“GP VI”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital LLC (“Capital”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).
See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.
(b) Address of Principal Business Office:
601 Lexington Avenue, 54th Floor
New York, NY 10022
(c) Citizenship:
Please refer to Item 4 on each cover sheet for each filing person.
(d) Title of Class of Securities:
Common Stock
(e) CUSIP No.:
                    04335A105

CUSIP No. 04335A105	SCHEDULE 13G	Page 6 of 8 Pages

Item 3.

Not Applicable

Item 4. Ownership:

GP VI is the sole general partner of OrbiMed Private Investments VI, LP (“OPI VI”), which holds 1,916,310 shares of Common Stock of the Issuer (“Shares”).  Advisors is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E) under the Securities Exchange Act of 1934, as amended, and is the Managing Member of GP VI.  As a result, Advisors and GP VI share the power to direct the vote and the disposition of the Shares held of record by OPI VI.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Capital, a registered investment adviser under the Investment Advisers Act, acts as the investment advisor to OrbiMed Partners Master Fund Limited (“OrbiMed Master Fund”), which holds 762,500 Shares.  Capital has discretionary investment management authority with respect to the assets of OrbiMed Master Fund, which includes the power to vote and otherwise dispose of securities purchased by OrbiMed Master Fund. Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Advisors disclaims beneficial ownership of the Shares held indirectly by Capital, and Capital disclaims beneficial ownership of the Shares held indirectly by Advisors.
(a)   Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)   Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)   Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

       (ii)   Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

       (iii)   Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

       (iv)   Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

See Item 4.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.
Item 8. Identification and Classification of Members of the Group.

Not Applicable.
Item 9. Notice of Dissolution of Group.

Not Applicable.
Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04335A105	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2018

OrbiMed Capital GP VI LLC By: OrbiMed Advisors LLC, its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital LLC

/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein Title: Member of OrbiMed Capital LLC